EXHIBIT 13.2

Hello, my name is Doug Chloupek and I'm the Founder, the CEO and Chairman of the Board here at Juva Life. I personally bring over ten years of experience working alongside and operating businesses in the commercial cannabis market here in California. Together with my team, we bring over 18 years of combined cannabis retail operational experience, and expertise running several $15 million a year facilities.  We plan to take a slightly different approach to the cannabis market and change our innovative way that we intend to operate.

Our operational track record clearly demonstrates our level of success; we've previously ran 4 cannabis retail operations including dispensary and delivery companies generating over US$30 million annually. Our current business model involves diversifying our company into three sections - Juva Labs, Juva Retail and Juva Cultivation.

First let's talk a little bit about Juva Labs. Juva Labs is where we intend to create precision cannabis products that deliver the right medicine to the right patient at the right time. Our laboratories will work on new research and development systems to create innovative products for the adult use and medical markets. Our sights are set on securing intellectual property and patents that we will develop products utilizing proprietary delivery mechanisms, that's gel capsules, transdermal patch, inhalers, oral tongue strips, and suppositories. Collectively our team has over 25 years of IRB research experience and some of Juva Labs products will include white label production opportunities enticing additional B2B sales.

Next we have Juva Retail. Our goal with Juva Retail is to bridge the gap and make the retail experience more unique than the traditional retail experience by offering specialized products and integrative products to our consumers.  Retail that's our connection to the cannabis consumer, by supplying medical and the adult use markets with premium products, we attempt to change the game. We currently have seven licensed retail operations including a stunning flagship brick-and-mortar building in the heart of the Bay Area, along with delivery which will  service the entire Bay Area and beyond.

And finally, we have Juva Cultivation. With over 30 years of combined commercial cultivation experience, our grow facilities are operationally efficient, technologically advanced, and engineered to produce the most cannabis in the least amount of space. Currently, we have 48,000 sq ft of space that will be utilized for cannabis cultivation, and our team has recorded over 65 successful harvests at previous facilities. Once all of our facilities are full from completion of construction we will produce over 13,000 lbs of cannabis annually.

Are you Interested in learning more? We've constructed this portal exclusively for you as a resource, and we encourage you to explore it and gain a better understanding of our people, our company, and our future plans. On the right hand side of the page you'll find a countdown to the opening of our Regulation A+ offering. Below you'll find access to our corporate presentation, team bios, corporate industry fact sheet, and FAQ. Don't be afraid to call us and ask a question, we have an investor relations team, that are here to help you. If you're looking to invest into the upcoming Regulation A+ offering you can indicate your interest  by filling out the form below and we will hold your spot.

And thanks for your interest in Juva Life.